                                                                       EXHIBIT 4
[GREAT WESTERN LOGO]

                                                                    MAY 20, 1997

Dear Great Western Stockholder:

     As you undoubtedly know, on March 6, 1997, Great Western Financial Corporation announced that it had entered into a merger agreement with Washington Mutual, Inc. pursuant to which Great Western would merge with a subsidiary of Washington Mutual and each of your shares of Great Western common stock would be converted into 0.9 shares of Washington Mutual common stock.

     On May 12, 1997, H.F. Ahmanson & Company announced that it intended to commence an unsolicited exchange offer in which holders of Great Western common stock would have the right to exchange each of their shares for not less than
1.10 nor more than 1.2 shares of Ahmanson common stock. The proposed exchange offer contains the same financial terms as Ahmanson's previously announced unsolicited merger proposal.

     Your Board of Directors believes that the merger with Washington Mutual is in the best interests of Great Western and its stockholders. Accordingly, the Board recommends that you reject the Ahmanson exchange offer and, if and when such offer is commenced, not tender any of your shares to Ahmanson pursuant to its exchange offer.

     The factors considered by the Board of Directors in determining to approve the merger with Washington Mutual and in rejecting Ahmanson's proposed exchange offer are more fully described in the Schedule 14D-9 filed by Great Western with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendation.

     At a Special Meeting of Great Western's Stockholders scheduled to be held on June 13, 1997, stockholders will have the opportunity to vote on the merger with Washington Mutual. A Joint Proxy Statement/Prospectus of Great Western and Washington Mutual has been mailed to Great Western's stockholders of record as of May 9, 1997 in connection with such meeting.

                                          Very Truly Yours,

        /s/ John F. Maher                /s/ James F. Montgomery
        John F. Maher                    James F. Montgomery
        President and Chief              Chairman of the Board
        Executive Officer